SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2004 DEC -1 A 9:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

17 November 2004

04046469

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
DEC 08 2004

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	17-Nov-2004 17:08:09
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	INCORPORATION OF SEMBCORP SIMON-CARVES SUBSIDIARY IN MEXICO

Description

SembCorp Industries wishes to announce that SembCorp Simon-Carves Limited ("SSC"), a wholly owned subsidiary of SembCorp Engineers and Constructors Pte Ltd ("SEC"), has completed the incorporation of a subsidiary named SembCorp Simon Carves de Mexico SA de CV (the "Company") in the Republic of Mexico on 8 November 2004.

The Company is incorporated to carry out work performed in Mexico for the contract with Obras Portuarias de Coatzacoalcos, S.A. de C.V in connection with the design and supply of equipment for the expansion of Petroquimica Cangrejera's LDPE plant.

The principal activities of the Company are the supervision of the installation of the equipment on site and commissioning the process.

The authorised capital of the Company is 50,000 MXN (SGD7,263) comprising of 50,000 shares of par value of 1.00 MXN per share.

The issued and paid up capital of the Company is 50,000 MXN comprising of 49,999 shares fully subscribed and paid by SSC and one share fully subscribed and paid by SEC.

Media contact:
Michelle Ng
Group Corporate Relations
Tel: +65 6723 3153
Fax: +65 6822 3240
Email: Michelle.ng@sembcorp.com.sg
Website: www.sembcorp.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	17-Nov-2004 17:06:49
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title * SMOE SECURES NEW OFFSHORE PLATFORM SYSTEM CONTRACT IN THAILAND

Description

SMOE Pte Ltd, the offshore engineering subsidiary of SembCorp Utilities, in partnership with Saipem Asia, has been awarded a turnkey contract for an Offshore Platform System for the Third Transmission Pipeline Project by PTT Public Company Limited.

The contract is SMOE's first offshore project for PTT Public Company, the national oil company of Thailand.

SMOE will perform the engineering, procurement and fabrication of the PTT Riser Platform (PRP) Topsides, including the offshore hook-up and pre-commissioning of the PRP. SMOE's portion of the contract amounts to USD 112 million (equivalent to SGD 186 million).

Saipem Asia will be responsible for the offshore transportation and installation of all the structures as well as undertake the engineering, procurement, fabrication and installation of all the jackets, tripods and bridges.

The platform will be located in a water depth of approximately 80 metres in the Gulf of Thailand, approximately 180 kilometres north-east of Songkhla.

Scheduled for completion in the second quarter of 2006, the topside will have a total weight of more than 7,000 metric tonnes with a maximum design compression capacity of 1,800 million standard cubic feet of gas per day in year 2016.

This contract does not have a material impact on SembCorp Industries' earnings per share for the financial year 2004.

About SMOE
SMOE is the offshore engineering subsidiary of SembCorp Utilities, the wholly-owned utilities arm of SembCorp Industries. As one of the industry leaders in offshore oil and gas engineering and construction, SMOE is capable of handling the full spectrum of Engineering, Procurement, Construction and Installation (EPCI) work for the industry. SMOE offers its customers:

- Integrated Production Platforms
- Compression, Water Injection and Power Modules
- Wellhead and Riser Platforms
- Living Quarters and Pre-Assembled Modules
- Sub-structures
- A complete range of FPSO topside facilities

SMOE has delivered more than 100 projects in its 30-year history, and its clients include the world's major oil and energy companies such as Shell, ExxonMobil, ChevronTexaco,

ConocoPhillips, TotalFinaElf, Marathon and Unocal.

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For media and analysts' enquiries, please contact:

Lim Siew Khee
Group Corporate Relations
Tel: +65 6723 3076
Fax: +65 6822 3240
Email: lim.siewkhee@sembcorp.com.sg
Website: www.sembcorp.com.sg

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